UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Interim Report for the six months ended February 28, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 29, 2013

Hong Kong Television Network Limited
香港電視網絡有限公司

Stock Code - SEHK: 1137;
NASDAQ: HKTV

HKTV

THE BEGINNING OF A TV MIRACLE

INTERIM REPORT 2013

Hong Kong Television Network Limited is a Hong Kong and the U.S. listed company (SEHK: 1137; NASDAQ: HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalisation, popularising advanced technology & applications.

The Group strives to expand its foothold to the TV industry. Since 2011, we have been aggressive in forming the dream team of artistes, production and creative Talents. The Group will invest over HK$800 million in the next three years to build a 500,000 sq. ft. TV & Multimedia Production Centre, including the largest studio in Asia with an area of 18,000 sq. ft. and post-production suite equips with 3D and Super High-definition production facilities. At commencement, HKTV will broadcast 5 channels, and will increase up to 30 in 6 years.

Contents

02	Corporate Information
03	Chairman’s Statement
04	Management’s Discussion and Analysis
09	Unaudited Consolidated Income Statement
10	Unaudited Consolidated Statement of Comprehensive Income
11	Unaudited Consolidated Balance Sheet
12	Unaudited Consolidated Statement of Changes in Equity
13	Unaudited Condensed Consolidated Cash Flow Statement
14	Notes to Unaudited Interim Financial Report
31	Independent Review Report
32	Other Information

Where the English and the Chinese texts conflicts, the English text prevails

Hong Kong Television Network Limited Interim Report 2013	02

Corporate Information

FINANCIAL CALENDAR

Six-month interim period ended:

28 February 2013

Announcement of interim results:

17 April 2013

Dispatch of Interim Report to Shareholders:

(on or about) 30 April 2013

LISTING

Hong Kong Television Network Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “HKTV”.

Executive Directors

Mr. WONG Wai Kay, Ricky 3, 4 (Chairman)

Mr. CHEUNG Chi Kin, Paul 3, 5 (Vice Chairman)

Ms. TO Wai Bing 3 (Chief Executive Officer)

Ms. WONG Nga Lai, Alice 3, 5 (Chief Financial Officer)

Non-executive Director

Dr. CHENG Mo Chi, Moses 7, 9

Independent Non-executive Directors

Mr. LEE Hon Ying, John 1, 7, 8

Dr. CHAN Kin Man 2, 7, 9

Mr. PEH Jefferson Tun Lu 2, 5, 6, 9

[1]	Chairman of Audit Committee
[2]	Members of Audit Committee
[3]	Members of Executive Committee
[4]	Chairman of Investment Committee
[5]	Members of Investment Committee
[6]	Chairman of Nomination Committee
[7]	Members of Nomination Committee
[8]	Chairman of Remuneration Committee
[9]	Members of Remuneration Committee

Company Secretary

Ms. WONG Nga Lai, Alice

Authorised Representatives

Mr. WONG Wai Kay, Ricky

Mr. CHEUNG Chi Kin, Paul

Registered Office

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and Hong Kong Laws

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Auditors

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queen’s Road East, Wanchai

Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

DBS Bank Ltd., Hong Kong Branch

The Hongkong and Shanghai Banking Corporation Limited

Website

www.hktv.com.hk

03

Chairman’s Statement

Dear Shareholders,

This is the first interim report after the disposal of telecom business. We are still waiting for the grant of a Domestic Free Television Programme Service Licence anxiously and have no good news for our shareholders yet. At the same time, we take the initiative to review the preparatory works that have gone through so far, and look for the betterment in deficiencies.

We are still very confident towards the HKSAR Government. The granting of additional Domestic Free Television Programme Service Licences not only provides more programme choices for the public, but also assists in administering public policies. The Hong Kong community does need balanced voices, to comment those that we are not doing well, and to compliment those we did well in order to maintain healthy growth of the community.

After a year’s preparation, we have completed the shooting of numerous dramas and variety programmes. Despite the programmes are of fairly high quality, but the differentiation will not be sufficient to motivate viewers to switch to us. We, therefore, have undergone trials and researches, be it our creative or production team, to participate in different workshops and trainings to enhance our programme quality to match international standards. I am confident that we will be able to achieve considerable upgrade in our programme quality in six months or a year’s time, providing more high quality programmes for the viewers.

I understand that Free TV is an entertainment platform for the mass market, and viewers may want programmes that are more relaxed after a day’s hectic life. However, given the advancement of our society and economy, we would still need programmes which are more informative and in-depth to maintain our competitiveness. This market segment is underserved, and we will develop to fit in.

As regards procedural challenge, we are awaiting the Court’s decision on TVB’s application for leave to apply for judicial review at the time of writing. If the Court refused to grant leave for such judicial review application, I believe that the Government will promptly proceed to the determination of the grant of licences.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 17 April 2013

Hong Kong Television Network Limited Interim Report 2013	04

Management’s Discussion and Analysis

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

	For the six months ended		Year-on-Year Change
	28 February	29 February
	2013	2012	Amount	%
Continuing Operations
Turnover	3,400	449	2,951	657.2%
Loss attributable to shareholders	(8,480)	(30,489)	22,009	(72.2%)
Loss per share
– Basic (HK cents)	(1.0)	(3.9)	2.9	(74.4%)
– Diluted (HK cents)	(1.0)	(3.9)	2.9	(74.4%)
Dividend declared per share (HK cents)
– Interim	—	15	(15)	(100.0%)
Capital Expenditures	30,619	26,316	4,303	16.4%
Discontinued Operations[1]
Profit attributable to shareholders	—	165,957	(165,957)	(100.0%)

	As at	As at
	28 February	31 August
	2013	2012
Cash position[2]	1,191,321	2,627,119	(1,435,798)	(54.7%)
Total outstanding borrowings	319,685	3,271	316,414	9,673.3%
Total equity attributable to equity shareholders	3,366,754	3,483,393	(116,639)	(3.3%)
Shares in issue (in thousands)	809,017	809,017	—	—
Net asset per share (HK$)	4.16	4.31	(0.15)	(3.5%)
Gearing ratio	N/A	N/A	N/A	N/A

[1]

Discontinued operations represented the disposal of Telecom Business completed on 30 May 2012. Hence, the profit attributable to shareholders represented the first six months results of the Telecom Business during the period ended 29 February 2012.

[2]	Cash position means cash at bank and in hand and term deposits.

05

Management’s Discussion and Analysis

BUSINESS REVIEW

The six-month ended 28 February 2013 is the first interim results fully attributed by our Multimedia Business. While we are still awaiting the grant of the Domestic Free Television Programme Service Licence by the Chief Executive in Council, we devote our management and production resources in preparing and driving for a revolutionary industry change.

Drama Series Production

With the support from our backstage talents and artiste talents, so far, we have completed the shooting for 8 (4 as of 31 August 2012) TV drama series with 2 others (4 as of 31 August 2012) in progress (ranging from 10 to 30 hours per series), namely the below:

1.	Love In Time

2.	Once Upon A Song

3.	Karma

4.	Second Life

5.	Paranormal Mind

6.	Hidden Faces

7.	Hakka Sisters

8.	Borderline

9.	Incredible Mama (shooting in progress)

10.	The Menu (shooting in progress)

With the vision to bring Hong Kong back into the position of Asian drama production hub, we have a strong belief that if we want to succeed, we need to set extraordinary high standard on production. Other than shooting quality, we also put much emphasis on the drama script quality as script is always the soul of each drama series. Internally, this is a well-known tone set from the top - we would not sacrifice the drama script quality for lower production costs or quicker production turnaround time as we know we cannot just marginally better. We want to be competitive enough to draw viewership with great differentiation from the current Hong Kong productions.

Variety & Infotainment Programme Production

We are not intended to limit the Hong Kong viewers to local community only, rather, we strive to broaden their horizons and to bring enlightenment through revealing different true stories happened in different corners around the world. We challenge the difficulties beyond the horizon of the Hong Kong production standard and quality. We have visited the United States for chasing tornadoes, Vanuatu for conquering an active volcano, military camps in Afghanistan to unmask the real face of war, Fukushima of Japan to understand why volunteers from Hong Kong are willing to stay under nuclear radiation threat, etc. In March 2013, we took another challenge to be the first production team in the world to walk through the entire Hang Son Doong, the world’s biggest cave in Vietnam.

While we will continue to explore our next destinations, we cannot wait to share all these impossible journeys to the Hong Kong viewers in the near future.

Change of Company Name and Logo

In December 2012, we announced the proposed change of our company name from City Telecom (H.K.) Limited to Hong Kong Television Network Limited (“HKTV”) and held the “TV Network Naming Ceremony and Programme Preview” event in Hong Kong. During the event, we also introduced our new company logo visualizing a brain, without a definite colour tone and can speak, carries the meaning that HKTV will create different mentality, different thinking and different voices and we will breakthrough with the “why not” spirit. The name change was effective from 10 January 2013 affirming the birth of a new television era.

Hong Kong Television Network Limited Interim Report 2013	06

Management’s Discussion and Analysis

FINANCIAL REVIEW

In April 2012, the Group announced to dispose the entire Telecom Business to a private equity fund so as to secure the long term funding flexibility to support the development of the Multimedia Business. Hence, for 1H2012, the Group’s financials mainly attributed by its previously owned Telecom Business (i.e. the discontinued operations) while for 1H2013, it was 100% attributed to the Multimedia Business (i.e. the continuing operations).

Continuing operations

Continuing operations mainly includes Multimedia Business as well as corporate functions.

Turnover of HK$3.4 million for 1H2013 mainly represented the licence fee received from the discontinued operations to broadcast the news content produced by the news production operation unit which remained with the Group after the disposal, and the income received from the artiste management functions. For 1H2012, the turnover of HK$0.4 million was generated from the artiste management functions.

While we are at the start-up stage preparing for the TV programme library, no material revenue was generated from the Multimedia Business during the period. However, given the rich cash level brought by the remaining sales proceeds received from the sale of the discontinued operations, we have invested the surplus cash before utilisation to participate into different treasury and investment activities in accordance with the Group’s treasury policies and objectives so as to generate investment return to enhance the Group’s cash position. As of 28 February 2013, the Group has invested, at fair value, of HK$1,446.5 million into available-for-sale debt securities mainly covering fixed income products and, HK$699.8 million into term deposits. An income from available-for-sale debt securities and bank deposits of HK$39.4 million was generated during the period.

A net loss of HK$8.5 million was recorded in 1H2013 verse HK$31.3 million in 1H2012. The reduction in net loss was mainly due to the partial net off by (1) valuation gains on investment properties of HK$38.9 million (1H2012: Nil) and (2) the income from available-for-sale debt securities and bank deposits of HK$39.4 million (1H2012: HK$1.3 million) against the other operating expenses of HK$95.2 million.

Other operating expenses mainly included talent costs for full corporate functions and uncapitalised talent costs expensed to profits and loss before resources being fully deployed to the production during the period, amortisation of intangible assets, uncapitalised depreciation, sales and promotional expenses, etc.

As at 28 February 2013, cumulatively, we invested HK$202.7 million into programme costs which mainly represented the capitalisation of talent costs and production overheads which were directly attributable to programme production during the period (31 August 2012: HK$87.6 million).

Discontinued operations

On 11 April 2012, the Group announced to dispose the Telecom Business in Hong Kong and in Canada to enable us to focus on the Multimedia Business. Hence, the profit from discontinued operations in 1H2012 of HK$166.0 million represented the six months financial performance of the disposed Telecom Business for the period ended 29 February 2012.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to be in a strong financial position for the period under review, as of 28 February 2013, the Group had total cash at bank and in hand amounting to HK$491.5 million (31 August 2012: HK$2,083.1 million), term deposits of HK$699.8 million (31 August 2012: HK$544.0 million) and outstanding borrowing of HK$319.7 million (31 August 2012: HK$3.3 million), which led to a net cash position of HK$871.6 million (31 August 2012: HK$2,623.8 million). The decrease in net cash position was mainly due to investment in available-for-sale debt securities of HK$1,446.5 million (31 August 2012: Nil) during the period, payment of FY2012 final dividend of HK$121.4 million and resources utilised in programme production.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets, as and when cash is expected to be required to fund the continuing development and expansion of the Multimedia Business, the investments will be realised as appropriate.

As of 28 February 2013, the Group has utilised HK$319.5 million banking facilities mainly for investment purpose (31 August 2012: HK$2.0 million for providing bank guarantees to utility vendors in lieu of utility deposits), leaving HK$2,224.7 million available for future utilisation.

07

Management’s Discussion and Analysis

Apart from the above, as of 28 February 2013, we had obligation under finance lease which amounted to HK$0.2 million (31 August 2012: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity. There is no pledged bank deposit as at 28 February 2013 and 31 August 2012.

The debt maturity profiles of the Group as of 28 February 2013 and 31 August 2012 were as follows:

	28 February	31 August
	2013	2012
	HK$’000	HK$’000
Repayable within one year	319,570	3,111
Repayable in the second year	90	90
Repayable in the third to fifth year	25	70

Total	319,685	3,271

As of 28 February 2013, our outstanding borrowings bear fixed or floating interest rate and are denominated in Hong Kong or United States dollars. As the Group was in net cash position as of 28 February 2013 and 31 August 2012, no gearing ratio is presented.

As of 28 February 2013, we spent HK$30.6 million on capital expenditure for Multimedia Business versus HK$226.8 million during the six months ended 29 February 2012 which included HK$26.3 million for Multimedia Business and HK$200.5 million for the disposed Telecom Business. For upcoming capital expenditure requirements for the Multimedia Business, it is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 28 February 2013, the Group’s bank loans of HK$319.5 million is secured by an equivalent amount of available-for-sale debt securities held by various banks. As of 31 August 2012, the Group has not been required for any pledged deposits to secure its banking facilities.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 28 February 2013, the Group has no contingent liabilities and as of 31 August 2012, the Group had total contingent liabilities in respect of guarantees provided to utility vendors in lieu of payment of utility deposits of HK$2.0 million.

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

Hong Kong Television Network Limited Interim Report 2013	08

Management’s Discussion and Analysis

PROSPECTS

It has been over 3 years since our application was made and 21 months since the former Broadcasting Authority’s recommendation in support of the grant of a domestic free television programme service licence. As of the date of this report, there is no new update from the Chief Executive in Council on the timeline. We remain optimistic in the licence issue and in the meantime, we are proactively to nurture our talents and enhance our production quality so as to prepare for the upcoming battle. Since March 2013,

1.	A series of focus groups are conducted to mass market audiences on the first episode of certain drama series so as to collect feedback on the drama quality.

2.	Different workshops are held for creative and production talents with the aim of enhancing our production and creative quality by benchmarking to international drama series, such as those from United States and to advance our production technique, such as on color grading etc.

With the uncertainty on the licence issue, our business is subject to a wider variance, to ensure we will have sufficient bullets to cope with future challenges, we will be more cautious in evaluating our business model over time. The shooting of new drama series will be largely dependent on the script quality as this is always the critical success element in manufacturing our bullets.

On capital expenditure metrics which largely related to the construction of the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories, the development pace will be in line with the business development.

TALENT REMUNERATION

Including the directors of the Group, as at 28 February 2013, the Group had 561 permanent full-time talents versus 537 as of 31 August 2012.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

09

Unaudited Consolidated Income Statement

For the six months ended 28 February 2013

(Expressed in Hong Kong dollars)

			Six months ended
	Note		28 February 2013 HK$’000	29 February 2012 HK$’000 (restated)
Continuing operations
Turnover	4		3,400	449
Cost of sales	5		(7,614)	—
Valuation gains on investment properties			38,900	—
Other operating expenses			(95,202)	(31,449)
Other income, net	6		50,670	1,071
Finance costs, net	7	(a)	(1,605)	(1,413)

Loss before taxation	7		(11,451)	(31,342)
Income tax credit	9		2,971	62

Loss from continuing operations			(8,480)	(31,280)
Discontinued operations
Profit from discontinued operations (net of tax)	3		—	165,957

(Loss)/profit for the period			(8,480)	134,677

Attributable to:
Equity shareholders of the Company
– Continuing operations			(8,480)	(30,489)
– Discontinued operations			—	165,957

			(8,480)	135,468

Non-controlling interest
– Continuing operations			—	(791)
– Discontinued operations			—	—

			—	(791)

(Loss)/profit for the period			(8,480)	134,677

Basic (loss)/earnings per share	11
– Continuing operations			HK(1.0) cent	HK(3.9) cents
– Discontinued operations			—	HK21.4 cents

			HK(1.0) cent	HK17.5 cents

Diluted (loss)/earnings per share	11
– Continuing operations			HK(1.0) cent	HK(3.9) cents
– Discontinued operations			—	HK21.0 cents

			HK(1.0) cent	HK17.1 cents

The notes on pages 14 to 30 form part of this interim financial report.

Hong Kong Television Network Limited Interim Report 2013	10

Unaudited Consolidated Statement of Comprehensive Income

For the six months ended 28 February 2013

(Expressed in Hong Kong dollars)

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
(Loss)/profit for the period	(8,480)	134,677
Other comprehensive income
Exchange difference on translation of financial statements of overseas subsidiaries	—	606
Available-for-sale debt securities: net movement in fair value reserve	13,193	—

Total comprehensive income for the period	4,713	135,283

Attributable to:
Equity shareholders of the Company	4,713	136,074
Non-controlling interest	—	(791)

Total comprehensive income for the period	4,713	135,283

The notes on pages 14 to 30 form part of this interim financial report.

Unaudited Consolidated Balance Sheet

As at 28 February 2013

(Expressed in Hong Kong dollars)

	Note	28 February 2013 HK$’000	31 August 2012 HK$’000
Non-current assets
Fixed assets	12	533,998	477,141
Intangible assets	13	301,630	311,726
Long term receivable and prepayment		141	284
Other financial assets	14	1,438,190	—
Deferred tax assets	20	1,739	—

		2,275,698	789,151

Current assets
Accounts receivable	15	1,561	1,311
Other receivables, deposits and prepayments		57,938	31,581
Programme costs		202,669	87,617
Inventories		357	577
Other current financial assets	14	8,305	—
Term deposits		699,839	544,040
Cash at bank and in hand		491,482	2,083,079

		1,462,151	2,748,205

Current liabilities
Accounts payable	16	5,103	5,371
Other payables and accrued charges		35,420	31,118
Deposits received		2,259	2,259
Bank loans and overdrafts	17	319,483	3,026
Tax payable		935	935
Current portion—obligations under finance leases	18	87	85

		363,287	42,794

Net current assets		1,098,864	2,705,411

Total assets less current liabilities		3,374,562	3,494,562

Non-current liabilities
Deferred tax liabilities	20	114	1,346
Derivative financial instrument	19	7,579	9,663
Obligations under finance leases	18	115	160

		7,808	11,169

NET ASSETS		3,366,754	3,483,393

CAPITAL AND RESERVES
Share capital	21	80,902	80,902
Reserves		3,285,852	3,402,491

TOTAL EQUITY		3,366,754	3,483,393

The notes on pages 14 to 30 form part of this interim financial report.

Hong Kong Television Network Limited Interim Report 2013	12

Unaudited Consolidated Statement of Changes in Equity

For the six months ended 28 February 2013

(Expressed in Hong Kong dollars)

			Attributable to equity shareholders of the Company
			Share capital	Share premium	Capital reserve	Capital redemption reserve	Retained profits	Exchange reserve	Revaluation reserve	Fair value reserve	Other reserve	Total	Non- controlling interest	Total equity
	Note		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2012			80,902	1,188,005	—	7	2,051,149	—	165,156	—	(1,826)	3,483,393	—	3,483,393
Changes in equity for the period:
Loss for the period			—	—	—	—	(8,480)	—	—	—	—	(8,480)	—	(8,480)
Other comprehensive income			—	—	—	—	—	—	—	13,193	—	13,193	—	13,193

Total comprehensive income for the period			—	—	—	—	(8,480)	—	—	13,193	—	4,713	—	4,713
Dividend paid in respect of previous year	10	(b)	—	—	—	—	(121,352)	—	—	—	—	(121,352)	—	(121,352)
Revaluation reserve realised upon change of use of an investment property	12	(c)	—	—	—	—	31,869	—	(31,869)	—	—	—	—	—

At 28 February 2013			80,902	1,188,005	—	7	1,953,186	—	133,287	13,193	(1,826)	3,366,754	—	3,366,754

At 1 September 2011			77,191	1,083,495	23,759	7	607,783	5,146	—	—	—	1,797,381	—	1,797,381
Changes in equity for the period:
Profit/(loss) for the period			—	—	—	—	135,468	—	—	—	—	135,468	(791)	134,677
Other comprehensive income			—	—	—	—	—	606	—	—	—	606	—	606

Total comprehensive income for the period			—	—	—	—	135,468	606	—	—	—	136,074	(791)	135,283
Dividend paid in respect of previous year	10	(b)	—	—	—	—	(115,901)	—	—	—	—	(115,901)	—	(115,901)
Shares issued upon exercise of share options			117	2,252	(669)	—	—	—	—	—	—	1,700	—	1,700
Equity settled share-based transactions			—	—	1,627	—	—	—	—	—	—	1,627	—	1,627
Acquisition of a non-wholly-owned subsidiary			—	—	—	—	—	—	—	—	—	—	2,450	2,450

At 29 February 2012			77,308	1,085,747	24,717	7	627,350	5,752	—	—	—	1,820,881	1,659	1,822,540

The notes on pages 14 to 30 form part of this interim financial report.

Unaudited Condensed Consolidated Cash Flow Statement

For the six months ended 28 February 2013

(Expressed in Hong Kong dollars)

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000
Net cash (outflow)/inflow from operating activities	(190,909)	176,758

Net cash outflow from investing activities	(1,593,884)	(229,581)

Net cash inflow/(outflow) from financing activities	195,646	(116,499)

Decrease in cash and cash equivalent	(1,589,147)	(169,322)
Cash and cash equivalent at 1 September	2,080,053	408,131
Effect of foreign exchange rate changes	576	1,402

Cash and cash equivalent at 28/29 February	491,482	240,211

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	491,482	248,077
Bank overdrafts—unsecured	—	(7,866)

	491,482	240,211

The notes on pages 14 to 30 form part of this interim financial report.

Hong Kong Television Network Limited Interim Report 2013	14

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 17 April 2013.

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the consolidated financial statements for the year ended 31 August 2012, except for the accounting policies set out in note 2.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 August 2012. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The financial information relating to the financial year ended 31 August 2012 that is included in the consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2012 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 21 November 2012.

2	SIGNIFICANT ACCOUNTING POLICIES

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the consolidated financial statements for the year ended 31 August 2012. The accounting policy in respect of the available-for-sale securities which were purchased by the Group during the six months period ended 28 February 2013 is as below:

Investments in available-for-sale securities are initially stated at fair value, which is their transaction price. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income or interest income from these investments are recognised in profit or loss. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to profit or loss.

The IASB has issued a few amendments to IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Except for the amendments to IAS/HKAS 12, Income taxes—Deferred tax: recovery of underlying assets, which the Group has already adopted in the prior period, none of the other developments are relevant to the Group’s financial statements and the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

3	DISCONTINUED OPERATIONS

On 31 March 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The Disposal was completed on 30 May 2012. The operating results of the disposed Telecom Business for the six months ended 29 February 2012 have been presented as discontinued operations in this report.

The presentation of comparative information in respect of the period ended 29 February 2012 has been restated to show the discontinued operations separately from continuing operations.

(a)	The results of the discontinued operations for the prior period are as follows:

	Note		Six months ended 29 February 2012 HK$’000
Turnover	4		917,845
Network costs and cost of sales	5		(154,966)
Other operating expenses			(572,109)
Other income, net	6		2,236
Finance costs, net	7	(a)	(65)

Profit before taxation	7		192,941
Income tax expense	9		(26,984)

Profit for the period			165,957

(b)	The cash flows of the discontinued operations for the prior period are as follows:

Six months ended 29 February 2012 HK$’000
Net cash from operating activities	218,531
Net cash used in investing activities	(201,172)
Net cash used in financing activities	(19,327)

Net cash outflow from discontinued operations	(1,968)

Hong Kong Television Network Limited Interim Report 2013	16

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

4	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia production and contents distribution business, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services (“Multimedia Business”).

Prior to the Disposal, the Group was also engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations. As a result of the Disposal, the previously reported segment information for the period ended 29 February 2012 has been restated to reflect the changes in the composition of the Group’s business segments.

Continuing operations:
– Multimedia services and others	:	provision of multimedia production and distribution and other multimedia related activities
Discontinued operations:
– International telecommunications	:	provision of international long distance calls services

– Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2013
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecomm- unications services HK$’000	Fixed telecomm- unications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	3,400	—	—	—	3,400

Segment results	(99,416)	—	—		(99,416)

Bank interest income					16,078
Interest income from available-for-sale debt securities					22,472
Gain on disposal of available-for-sale debt securities					805
Other net income					11,315
Valuation gains on investment properties					38,900
Finance costs, net					(1,605)

Loss before taxation					(11,451)
Income tax credit					2,971

Loss for the period					(8,480)

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

4	TURNOVER AND SEGMENT INFORMATION (CONTINUED)

	Six months ended 29 February 2012 (restated)
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecomm- unications services HK$’000	Fixed telecomm- unications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	449	90,260	827,585	—	918,294
– Inter-segment sales	—	599	7,038	(7,637)	—

	449	90,859	834,623	(7,637)	918,294

Segment results	(31,000)	18,849	171,921		159,770

Bank interest income					2,198
Other net income					1,109
Finance costs, net					(1,478)

Profit before taxation					161,599
Income tax expense					(26,922)

Profit for the period					134,677

	28 February	31 August
	2013	2012
	HK$’000	HK$’000
Segment assets—Multimedia services and others	1,360,076	2,755,116

Hong Kong Television Network Limited Interim Report 2013	18

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

5	NETWORK COSTS AND COST OF SALES

Continuing operations

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and provision of artiste management services.

Discontinued operations

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

6	OTHER INCOME, NET

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000 (restated)
Continuing operations
Bank interest income	16,078	1,293
Interest income from available-for-sale debt securities	22,472	—
Gain on disposal of available-for-sale debt securities	805	—
Rentals from investment properties	5,714	—
Net exchange gain/(loss)	5,566	(290)
Others	35	68

	50,670	1,071

Discontinued operations
Bank interest income	—	905
Net exchange loss	—	(266)
Others	—	1,597

	—	2,236

	50,670	3,307

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

7	(LOSS)/PROFIT BEFORE TAXATION

(Loss)/profit before taxation is arrived at after charging/(crediting) the following:

(a)	Finance costs, net

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000 (restated)
Continuing operations
Interest element of finance leases	5	8
Interest on bank loans	416	—
Change in fair value of derivative financial instrument	(2,084)	(833)
Other finance costs	3,268	2,238

	1,605	1,413

Discontinued operations
Interest element of finance leases	—	3
Other finance costs	—	62

	—	65

	1,605	1,478

(b)	Other items

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000 (restated)
Continuing operations
Advertising and marketing expenses	3,482	194

Depreciation of fixed assets	12,653	1,151
Less: Depreciation capitalised as programme costs	(4,291)	—

	8,362	1,151
Amortisation of intangible assets	10,096	—
Allowance for doubtful debts	100	—
Loss on disposal of fixed assets	9	—

Hong Kong Television Network Limited Interim Report 2013	20

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

7	(LOSS)/PROFIT BEFORE TAXATION (CONTINUED)

(b)	Other items (continued)

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000 (restated)
Discontinued operations
Advertising and marketing expenses	—	188,984
Amortisation of deferred expenditure	—	18,626
Depreciation of fixed assets	—	119,152
Allowance for doubtful debts	—	6,727
Gain on disposal of fixed assets	—	(2,199)

(c)	Talent costs

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000 (restated)
Continuing operations
Wages and salaries	105,218	20,712
Retirement benefit costs—defined contribution plans	4,963	798

	110,181	21,510
Less: Talent costs capitalised as programme costs	(61,474)	(1,178)

	48,707	20,332

Discontinued operations
Wages and salaries	—	257,015
Equity settled share-based transactions	—	1,627
Retirement benefit costs—defined contribution plans	—	24,853

	—	283,495
Less: Talent costs capitalised as fixed assets	—	(12,066)

	—	271,429

	48,707	291,761

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors of the Company.

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

8	OTHER COMPREHENSIVE INCOME

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
Exchange difference on translation of financial statements of overseas subsidiaries	—	606
Changes in fair value of available-for-sale debt securities recognised during the period	13,193	—

	13,193	606

9	INCOME TAX CREDIT/(EXPENSE)

Hong Kong Profits Tax rate is 16.5% . The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a wholly owned subsidiary of the Company before the Disposal, being a recognised Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax.

The amount of income tax credit/(expense) in the consolidated income statement represents:

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000 (restated)
Continuing operations
Current taxation
– Hong Kong profits tax	—	—
Deferred taxation
Origination and reversal of temporary differences	2,971	62

	2,971	62

Discontinued operations
Current taxation
– Hong Kong profits tax	—	(498)
– Overseas taxation	—	(1,786)
Deferred taxation
Origination and reversal of temporary differences	—	(24,700)

	—	(26,984)

	2,971	(26,922)

Hong Kong Television Network Limited Interim Report 2013	22

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

10	DIVIDENDS

(a)	Dividends attributable to the interim period

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000
2012 Interim dividend declared and paid after the interim period end of HK15 cents per ordinary share	—	115,962

The Board of Directors of the Company has resolved not to declare any interim dividend for the six months ended 28 February 2013.

(b)	Dividends attributable to the previous financial year, approved and paid during the interim period

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000
Final dividend in respect of the financial year ended 31 August 2012, approved and paid during the following interim period, of HK15 cents per ordinary share (six months ended 29 February 2012: HK15 cents per ordinary share)	121,352	115,901

11	(LOSS)/EARNINGS PER SHARE

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000
(Loss)/profit attributable to equity shareholders of the Company	(8,480)	135,468

Weighted average number of ordinary shares

	Six months ended
	28 February 2013 Number of shares ’000	29 February 2012 Number of shares ’000
Issued ordinary shares at the beginning of the period	809,017	771,912
Effect of share options exercised	—	624

Weighted average number of ordinary shares at the end of the period (basic)	809,017	772,536
Incremental shares from assumed exercise of share options	—	18,230

Weighted average number of ordinary shares at the end of the period (diluted)	809,017	790,766

Basic (loss)/earnings per share	HK(1.0) cent	HK17.5 cents

Diluted (loss)/earnings per share	HK(1.0) cent	HK17.1 cents

The diluted loss per share for the six months ended 28 February 2013 was the same as the basic loss per share as no potential ordinary shares was outstanding during the interim period.

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

12	FIXED ASSETS

	28 February 2013 HK$’000	31 August 2012 HK$’000
At the beginning of the period/year	477,141	1,642,701
Additions	30,619	462,393
Disposal (Note a)	(9)	(22,023)
Disposal of Telecom Business	—	(1,601,528)
Fair value adjustment on investment properties (Note b)	38,900	18,200
Fair value adjustment upon transfer of investment properties	—	165,156
Depreciation charge	(12,653)	(187,537)
Exchange adjustments	—	(221)

At the end of the period/year	533,998	477,141

Notes:

(a)	For the six months period ended 28 February 2013, the Group disposed of certain fixed assets of carrying amount of HK$9,000 (For the year ended 31 August 2012: HK$22,023,000), the proceeds from sale of fixed assets were HK$Nil (For the year ended 31 August 2012: HK$24,022,000), resulted in a loss on disposal of HK$9,000 (For the year ended 31 August 2012: gain on disposal of HK$1,999,000).
(b)	All investment properties of the Group were revalued as at 28 February 2013 on an open market value basis calculated by reference to net rental income allowing for reversionary income potential. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.
(c)	During the period ended 28 February 2013, one of the investment properties was retained by the Group for self-use. Upon this change in use, the Group transferred the investment property of carrying value of HK$47,400,000 into leasehold land and buildings with the relevant revaluation reserve of HK$31,869,000 realised and transferred to retained profits.

13	INTANGIBLE ASSETS

	28 February 2013 HK$’000	31 August 2012 HK$’000
At the beginning of the period/year	311,726	—
Additions	—	319,393
Written off	—	(2,450)
Amortisation	(10,096)	(5,217)

At the end of the period/year	301,630	311,726

Intangible assets included the indefeasible right of use to use certain capacity of the telecommunication network of the Telecom Business for a term of 20 years and right to use of the telecommunication services from the Telecom Business for a term of 10 years.

Hong Kong Television Network Limited Interim Report 2013	24

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

14	OTHER FINANCIAL ASSETS

	28 February 2013 HK$’000	31 August 2012 HK$’000
Available-for-sale debt securities
– Maturity dates within 1 year	8,305	—
– Maturity dates over 1 year	1,438,190	—

	1,446,495	—

The available-for-sale debt securities were carried at fair value as at 28 February 2013. The fair value was based on quoted market prices.

15	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	28 February 2013 HK$’000	31 August 2012 HK$’000
Current–30 days	1,514	573
31–60 days	1	565
61–90 days	13	94
Over 90 days	133	79

	1,661	1,311
Less: Allowance for doubtful debts	(100)	—

	1,561	1,311

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

16	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on date of billing, is analysed as follows:

	28 February 2013 HK$’000	31 August 2012 HK$’000
Current–30 days	3,097	2,920
31–60 days	24	315
61–90 days	368	84
Over 90 days	1,614	2,052

	5,103	5,371

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

17	BANK LOANS AND OVERDRAFTS

At 28 February 2013, the bank loans and overdrafts were payable as follows:

	28 February	31 August
	2013 HK$’000	2012 HK$’000
Within 1 year	319,483	3,026

At 28 February 2013, the bank loans and overdrafts were secured as follows:

	28 February	31 August
	2013 HK$’000	2012 HK$’000
Unsecured bank overdrafts	—	3,026
Secured bank loans	319,483	—

	319,483	3,026

At 28 February 2013, the bank loans of HK$319,483,000 were secured by certain of the Group’s available-for-sale debt securities with an equivalent amount to the bank loans.

18	OBLIGATIONS UNDER FINANCE LEASES

	28 February	31 August
	2013 HK$’000	2012 HK$’000
Obligation under finance leases (Note)	202	245
Current portion of obligations under finance leases	(87)	(85)

	115	160

Note: The Group’s finance lease liabilities were repayable as follows:

	28 February 2013			31 August 2012
	Present			Present
	value of the	Interest	Total	value of the	Interest	Total
	minimum	expense	minimum	minimum	expense	minimum
	lease	relating to	lease	lease	relating to	lease
	payments	future periods	payments	payments	future periods	payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	87	10	97	85	10	95

After 1 year but within 2 years	90	5	95	90	5	95
After 2 years but within 5 years	25	—	25	70	1	71

	115	5	120	160	6	166

	202	15	217	245	16	261

Hong Kong Television Network Limited Interim Report 2013	26

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

19	DERIVATIVE FINANCIAL INSTRUMENT

	28 February	31 August
	2013 HK$’000	2012 HK$’000
Non-current liabilities
Interest rate swap, at fair value through profit or loss	7,579	9,663

As at 28 February 2013 and 31 August 2012, the Group had a 5-year interest rate swap contract with a notional amount of HK$175,000,000 to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not qualify for hedge accounting under IAS/HKAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognised immediately in profit or loss.

20	DEFERRED TAXATION

The movements of the net deferred tax assets/(liabilities) recognised in the consolidated balance sheet are as follows:

	28 February	31 August
	2013 HK$’000	2012 HK$’000
At the beginning of the period/year	(1,346)	(111,138)
Deferred taxation credited/(charged) to income statement - relating to the origination and reversal of temporary differences	2,971	(47,310)
Disposal of Telecom Business	—	157,102

At the end of the period/year	1,625	(1,346)

As at 28 February 2013, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$103,427,000 (31 August 2012: HK$59,787,000) because it was not probable that future taxable profits against which the losses could be utilised would be available.

The unrecognised tax losses carried forward do not expire under the current tax regulation.

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

20	DEFERRED TAXATION (CONTINUED)

The components of deferred tax assets and liabilities in the consolidated balance sheet and the related movements during the period/year are as follows:

	Tax losses carried forward
	28 February 2013 HK$’000	31 August 2012 HK$’000
Deferred tax assets:
At the beginning of the period/year	10,757	56,853
Credited/(charged) to income statement	5,109	(21,461)
Disposal of Telecom Business	—	(24,635)

At the end of the period/year	15,866	10,757

	Depreciation allowances in excess of the related depreciation
	28 February 2013 HK$’000	31 August 2012 HK$’000
Deferred tax liabilities:
At the beginning of the period/year	(12,103)	(167,991)
Charged to income statement	(2,138)	(25,849)
Disposal of Telecom Business	—	181,737

At the end of the period/year	(14,241)	(12,103)

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	28 February 2013 HK$’000	31 August 2012 HK$’000
Deferred tax assets	1,739	—
Deferred tax liabilities	(114)	(1,346)

	1,625	(1,346)

Hong Kong Television Network Limited Interim Report 2013	28

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

21	SHARE CAPITAL

	Number of shares		Amount
	28 February 2013	31 August 2012	28 February 2013 HK$’000	31 August 2012 HK$’000
Authorised:
Ordinary shares of HK$0.10 each	2,000,000,000	2,000,000,000	200,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the period/year	809,016,643	771,911,853	80,902	77,191
Shares issued upon exercise of share options	—	37,104,790	—	3,711

At the end of the period/year	809,016,643	809,016,643	80,902	80,902

22	CONTINGENT LIABILITIES

	28 February 2013 HK$’000	31 August 2012 HK$’000
Bank guarantee in lieu of payment of utility deposits	—	1,950

23	COMMITMENTS

(a)	Capital commitments

	28 February 2013 HK$’000	31 August 2012 HK$’000
Purchase of telecommunications, computer and office equipment
– contracted but not provided for	871	4,958
Construction of Multimedia Production and Distribution Centre
– authorised but not contracted for	832,737	827,401
– contracted but not provided for	27,536	41,659

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

23	COMMITMENTS (CONTINUED)

(b)	Commitments under operating leases

At 28 February 2013 and 31 August 2012, the Group has future minimum lease payments under non-cancellable operating leases as follows:

	28 February 2013	31 August 2012
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
Within 1 year	5,354	5,373
After 1 year but within 5 years	572	2,294

	5,926	7,667

(c)	Programme fee and other production-related costs commitments

The Group entered into several long-term agreements with programme content providers for rights to use certain programme contents and with certain production-related Talents for future production in the Group’s multimedia production business. Minimum amounts of programme fees and other production-related costs to be paid by the Group are analysed as follows:

	28 February 2013 HK$’000	31 August 2012 HK$’000
Programme fee and other production-related costs which are payable:
Within 1 year	98,664	96,613
After 1 year but within 5 years	66,479	106,669

	165,143	203,282

24	MATERIAL RELATED PARTY TRANSACTIONS

The Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel of the Group is as follows:

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000
Short-term employee benefits	11,282	24,802
Post-employment benefits	1,009	1,307
Equity compensation benefits	—	1,627

	12,291	27,736

Hong Kong Television Network Limited Interim Report 2013	30

Notes to Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

25	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE PERIOD ENDED 28 FEBRUARY 2013

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and five new standards which are not yet effective for the six months period ended 28 February 2013 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS/HKFRS 10, Consolidated financial statements	1 January 2013

IFRS/HKFRS 12, Disclosure of interests in other entities	1 January 2013

IFRS/HKFRS 13, Fair value measurement	1 January 2013

IAS/HKAS 27, Separate financial statements (2011)	1 January 2013

Annual Improvements to IFRSs/HKFRSs 2009 - 2011 Cycle	1 January 2013

Amendments to IFRS/HKFRS 7, Financial instruments: Disclosures - Offsetting financial assets and financial liabilities	1 January 2014

Amendments to IAS/HKAS 32, Financial instruments: Presentation - Offsetting financial assets and financial liabilities	1 January 2014

IFRS/HKFRS 9, Financial instruments	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

Independent Review Report

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF HONG KONG TELEVISION NETWORK LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 9 to 30 which comprises the consolidated balance sheet of Hong Kong Television Network Limited as of 28 February 2013 and the related consolidated income statement, consolidated statement of comprehensive income, and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six month period then ended and explanatory notes.

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International/Hong Kong Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board/Hong Kong Institute of Certified Public Accountants (“IAS/ HKAS 34”). The directors are responsible for the preparation and presentation of the interim financial report in accordance with IAS/ HKAS 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 28 February 2013 is not prepared, in all material respects, in accordance with IAS/HKAS 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

17 April 2013

Hong Kong Television Network Limited Interim Report 2013	32

Other Information

CHANGE OF COMPANY NAME

Pursuant to the special resolution passed at the extraordinary general meeting of the Company held on 31 December 2012 (the “EGM”), the name of the Company was changed from “City Telecom (H.K.) Limited ” to “Hong Kong Television Network Limited ”. The Registrar of Companies in Hong Kong issued the Certificate of Change of Name on 10 January 2013.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the period for the six months ended 28 February 2013.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As at 28 February 2013, the interests or short positions of the Company’s Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Interests in shares			Total	Interests in underlying shares pursuant		Approximate percentage interests in the Company’s issued share
Name of Director	Personal interests	Corporate interests	Family Interests	interests in shares	to share options	Aggregate Interests	capital (Note 1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284	—	355,051,177	—	355,051,177	43.89%
		(Note 2(i))
Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339	—	50,377,763	—	50,377,763	6.23%
		(Note 2(ii))
Ms. To Wai Bing	95,239	—	—	95,239	—	95,239	0.01%
Ms. Wong Nga Lai, Alice	50,000	—	—	50,000	—	50,000	0.01%

Notes:

1.	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 28 February 2013.
2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholder” in this report.

(ii)	24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

Other Information

Save as disclosed above, as at 28 February 2013, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interest or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

The share option scheme of the Company adopted on 23 December 2002 was expired on 22 December 2012. In order to ensure continuity of a share option scheme for the Company to incentivise the eligible participants, the shareholders of the Company at the EGM passed an ordinary resolution to approve the adoption of a new share option scheme.

During the six months ended 28 February 2013, no share options have been granted under any share option scheme by the Company.

SUBSTANTIAL SHAREHOLDER

At 28 February 2013, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests (Note)
Top Group International Limited	339,814,284	42.00%

Note: This percentage is based on 809,016,643 ordinary shares of the Company issued as at 28 February 2013.

Save as disclosed above, as at 28 February 2013, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Throughout the period for six months ended 28 February 2013, the Company complied with all code provisions of the Corporate Governance Code (“CG Code”) as set out in Appendix 14 to the Listing Rules, except code provision A.6.7 of CG Code as explained below:

Under the code provision A.6.7 of the CG Code, independent non-executive directors and non-executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. One Non-executive Director and one Independent Non-executive Director were unable to attend the annual general meeting and extraordinary general meeting of the Company both held on 31 December 2012 due to personal or business engagement.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company adopted the Model Code as set out in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”).

Having made specific enquiry of all Directors of the Company, all of the Directors confirmed that they had complied with the required standard as set out in the Model Code and the Company Code throughout the period for six months ended 28 February 2013.

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Other Information

CHANGES OF DIRECTORS’ INFORMATION

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes of information on Directors are as follows:

Mr. Wong Wai Kay, Ricky ceased to be a member of Zhejiang Committee of Chinese People’s Political Consultative Conference and a member of the executive committee of the Digital Solidarity Fund of Hong Kong Council of Social Service.

During the period for six months ended 28 February 2013, the Executive Directors, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice received discretionary performance bonus payments of HK$564,000 and HK$1,276,000 respectively.

The basis of determining the Director’s emoluments (including bonus payments) remain unchanged during the six months ended 28 February 2013.

AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2013.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 28 February 2013 (six months ended 29 February 2012: HK15 cents per ordinary share).

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 17 April 2013